                        UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.

                        SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                    (Amendment No. ________)*

                    Safety-Kleen Corporation
                        (Name of Issuer)



            Common Stock (par value $0.01 per share)
                   (Title Class of Securities)

                           786484105
                         (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 786484105
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS:

     Halcyon/Alan B. Slifka Management Company,LLC - DE

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
CITIZENSHIP OR PLACE OF ORGANIZATION:

     Delaware - Halcyon/Alan B. Slifka Management Company, LLC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

5   SOLE VOTING POWER:        - 0 -
6   SHARED VOTING POWER       3,769,400
7   SOLE DISPOSITIVE POWER    - 0 -
8   SHARED DISPOSITIVE POWER  3,769,400

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     3,769,400

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES:  [       ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     6.45%

12
TYPE OF REPORTING PERSON*:

     IA
______________________________________
*See Instructions

CUSIP No. 786484105
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS:

     ABS & Co. Limited -New York

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
CITIZENSHIP OR PLACE OF ORGANIZATION:

     New York - ABS & Co. Limited

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

5   SOLE VOTING POWER:        - 0 -
6   SHARED VOTING POWER       3,769,400
7   SOLE DISPOSITIVE POWER    - 0 -
8   SHARED DISPOSITIVE POWER  3,769,400

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     3,769,400

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES:  [       ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     6.45%

12
TYPE OF REPORTING PERSON*:

     HC
______________________________________
*See Instructions

CUSIP No. 786484105
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS:

     Alan B. Slifka- USA

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
CITIZENSHIP OR PLACE OF ORGANIZATION:

     USA - Alan B. Slifka

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

5   SOLE VOTING POWER:        - 0 -
6   SHARED VOTING POWER       3,769,400
7   SOLE DISPOSITIVE POWER    - 0 -
8   SHARED DISPOSITIVE POWER  3,769,400

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     3,769,400

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES:  [       ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     6.45%

12
TYPE OF REPORTING PERSON*:

     OO
______________________________________
*See Instructions

Item l(a).  Name of Issuer:

          Safety-Kleen Corporation

Item l(b).  Address of Issuer's Principal Executive Offices:

          1000 North Randall Road
          Elgin, Illinois  60123-2318

Item 2(a).  Name of Person Filing:

          Halcyon/Alan B. Slifka Management Company, LLC
          ABS & Co. Limited
          Alan B. Slifka

Item 2(b).  Address of Principal Business Office or, if None,
Residence:

          477 Madison Avenue, 8" Floor
          New York, New York 10022

Item 2(c).  Citizenship:

          Halcyon/Alan B. Slifka Management Company, LLC -
          Delaware
          ABS & Co. Limited - New York
          Alan B. Slifka - U.S.A.

Item 2(d).  Title of Class of Securities:

          Common

Item 2(e).  CUSIP Number:

          786484105

Item 3. If this Statement is filed pursuant to Rules 13d-l(b) or 13d-2(b), check whether the person filing is:

          (e)       [x]  Investment Adviser registered under
                    Section 203 of the Investment Advisers Act of
                    1940.

          (g) [x] Parent Holding Company, in accordance with Rule 13d- I (b)(ii)(G). See Exhibit A.

Item 4. Ownership:

          (a)  Amount beneficially owned:

               3,769,400

          (b)  Percent of class:

               6.45%

          (c)  Number of shares as to which such person has

               (i)  Sole Power to vote or direct the vote:

                    0

               (ii) Shared Power to vote or direct to vote:

                    3,769,400

               (iii)     Sole Power to dispose or direct the

                    disposition of:

                    0

               (iv) Shared Power to dispose or direct the

                    disposition of:

                    3,769,400

Item 5. Ownership of Five Percent or Less of a Class:


          Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another
        Person:

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent Holding
        Company:

          See Exhibit A.

Item 8. Identification and Classification of Member of the Group:

          Not Applicable.

Item 9. Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                           SIGNATURES



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              HALCYON/ALAN B. SLIFKA MANAGEMENT
                              COMPANY LLC


                              By: /s/ James H. Schropp
                              __________________________
                              Name:  James H. Schropp
                              Title:  Attorney-in-Fact
                              Dated:  February 17, 1998

                              ALAN B. SLIFKA AND COMPANY,
                              LIMITED


                              By: /s/ James H. Schropp
                              __________________________
                              Name:  James H. Schropp
                              Title:  Attorney-in-Fact
                              Dated:  February 17, 1998


                              ALAN B. SLIFKA


                              By: /s/ James H. Schropp
                              __________________________
                              Name:  James H. Schropp
                              Title:  Attorney-in-Fact
                              Dated:  February 17, 1998